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                              July 29, 2021

       Mohan Ananda
       Chief Executive Officer
       Innovative International Acquisition Corp.
       24681 La Plaza Ste 300
       Dana Point, CA 92629

                                                        Re: Innovative
International Acquisition Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted on July
6, 2021
                                                            CIK No. 0001854275

       Dear Mr. Ananda:

              We have conducted a limited review of your draft registration statement. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 Submitted on July 6, 2021

       Capitalization, page 74

   1. We note that you are offering 25,000,000 Class A ordinary shares as part of your initial public offering of
units, but footnote 3 suggests you will show less than all 25,000,000
                                                        Class A ordinary shares
subject to possible redemption in your Capitalization table.
                                                        Please tell us how you
considered the guidance in ASC 480-10-S99-3A, which requires securities that are
redeemable for cash or other assets to be classified outside of permanent equity if they are
redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2)
at the option of the holder, or (3) upon the occurrence of an event
 Mohan Ananda
Innovative International Acquisition Corp.
July 29, 2021
Page 2
         that is not solely within the control of the holder, in concluding that all 25,000,000 Class
         A ordinary shares were not required to be presented outside of permanent equity and part of shares subject to possible redemption.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        We request that you publicly file your registration statement and nonpublic draft submissions at least 15 days prior to any road show as that term is defined in Rule 433(h)(4) or, in the absence of a road show, at least 15 days prior to the requested effective date of the registration statement. Refer to Rules 460 and 461 regarding requests for acceleration.

       You may contact Wilson Lee at 202-551-3468 or Eric McPhee at 202-551-3693 if you
have questions regarding comments on the financial statements and related matters. Please contact Austin Appleby at 202-551-2374 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.



FirstName LastNameMohan Ananda                          Sincerely,
Comapany NameInnovative International Acquisition Corp.
                                                        Division of Corporation
Finance
July 29, 2021 Page 2                                    Office of Real Estate &
Construction
FirstName LastName